March 27, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Nasreen Mohammed
Karl Hiller

	Re:	SEC Comment Letter dated February 27, 2007
Green Mountain Coffee Roasters, Inc.
Form 10-K for the fiscal year ended September 30, 2006
File No. 1-12340

Dear Sirs:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 27, 2007 that pertain to the Company’s Annual Report on Form 10-K for the year ended September 30, 2006 Form 10-K. The Company’s Form 10-K was filed with the Commission on December 14, 2006.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated February 27, 2007 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the fiscal year ended September 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.

We note your disclosure of Non-GAAP net income and Non-GAAP diluted EPS financial measures, in which you are eliminating various recurring non-cash expenditures. We are unclear as how the inventory step-up adjustment can be characterized as non-cash when you acquired Keurig for $99.5 million net cash and $4.8 of stock options. The guidance in Item 10(e)(ii)(A) requires that you must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability

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to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). If you wish to retain this measure, you will need to demonstrate compliance with Item 10(e) of Regulation S-K, as well as the guidance provided in the document “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” specifically that provided in the answers to questions 8, 9 and 10, which is located on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

RESPONSE TO COMMENT 1

We have conducted a review of Item 10(e) of Regulation S-K and the guidance provided in the document “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” specifically that provided in the answers to questions 8, 9 and 10. The Company agrees with your assessment that the inventory step-up was part of the Keurig, Inc. acquisition, which was largely settled in cash. However, our purpose in providing the non-GAAP measure was to provide comparability to prior period net income, and we believe it was appropriate to adjust for the non-recurring amortization of the inventory step-up in this context. In addition, the inventory step up amortization was only $212,000, net of tax, for the fiscal year ended September 30, 2006, or 2.5% of GAAP net income of $8,443,000. The step-up adjustment was fully expensed as of December 30, 2006 which is the end of our first quarter of fiscal 2007. We agree not to include an inventory step-up adjustment in our calculations of non-GAAP net income in future filings. In the Company’s second quarter Form 10-Q, due to be filed by May 10, 2007, we will present the non-GAAP 12 month table we filed in our September 30, 2006 Form 10-K and exclude the inventory step-up adjustment from the table.

Critical Accounting Policies, page 31

2.	We note that you have identified various accounting policies that you regard as critical, due to the difficult level of judgment involved. However, the disclosures that you provide appear to be essentially the same as the accounting policies disclosed in your financial statements, rather than addressing any specific uncertainties or assumptions underlying your estimates.

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Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

RESPONSE TO COMMENT 2

In future filings the Company will include in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) additional disclosure on the following critical accounting policies: Inventories, Goodwill and Intangibles, Revenue recognition, Hedge Accounting and Stock Based Compensation as presented below (changes are in bold).

Inventories

Inventories are stated at the lower of cost or market. Cost is being measured using a standard cost method which approximates FIFO (first-in first-out). We regularly review whether the realizable value of our inventory is lower than its book value. If our valuation shows that the realizable value is lower than book value, we take a charge to expense and directly reduce the value of the inventory.

The Company estimates its reserves for inventory obsolescence by examining its inventories on a quarterly basis to determine if there are indicators that the carrying values exceed net realizable value. Indicators that could result in additional inventory write downs include age of inventory, damaged inventory, slow moving products and products at the end of their life cycles. While management believes that the reserve for obsolete inventory is adequate, significant judgment is involved in determining the adequacy of this reserve.

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Goodwill and Intangibles

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), goodwill and indefinite-lived intangibles are tested for impairment annually using the fair value method and more frequently if indication of impairment arises. On June 5, 2001, the Company purchased the coffee business of Frontier Natural Products Co-op (Frontier) and recorded $1,443,000 of goodwill related to this acquisition. On an annual basis, the Company re-evaluates the fair value of the reporting unit associated with the Frontier acquisition and compares it to the carrying amount of goodwill. Estimation of fair value is dependent on a number of factors, including the market capitalization of the whole company and estimates of the Company’s sales of its fair trade and organics products. In fiscal 2006, the Company acquired Keurig, Inc. and recorded $73,859,000 of goodwill which will be tested for impairment in accordance with SFAS 142 during fiscal 2007. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2006, 2005 and 2004. All intangible assets are being amortized using the straight-line method over their useful lives.

Revenue recognition

Revenue from wholesale and consumer direct sales is recognized upon product delivery. The Company has no contractual obligation to accept returns for damaged product nor does it guarantee product sales. Title, risk of loss, damage and insurance responsibility for the products pass from the Company to the buyer upon accepted delivery of the products from the Company’s contracted carrier. The Company will at times agree to accept returns or issue credits for products that are clearly damaged in transit.

Sales of single-cup coffee brewers are recognized net of an estimated allowance for returns. Royalty revenue is recognized upon shipment of K-Cups by roasters as set forth under the terms and conditions of various licensing agreements.

In addition, the Company’s customers can earn certain incentives, which are netted against sales in the consolidated income statements. These incentives include, but are not limited to, cash discounts, funds for promotional and marketing activities, and performance-based incentive programs.

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Hedge accounting

We enter into coffee futures contracts to hedge against price increases in price-to-be-fixed coffee purchase commitments and anticipated coffee purchases. The Company also enters into interest rate swaps to hedge against unfavorable changes in interest rates. These derivative instruments qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Hedge accounting is permitted if the hedging relationship is expected to be highly effective. Effectiveness is determined by how closely the changes in the fair value of the derivative instrument offset the changes in the fair value of the hedged item. If the derivative is determined to qualify for hedge accounting, the effective portion of the change in the fair value of the derivative instrument is recorded in other comprehensive income and recognized in earnings when the related hedged item is sold. The ineffective portion of the change in the fair value of the derivative instrument is recorded directly to earnings. If these derivative instruments do not qualify for hedge accounting, we would record the changes in the fair value of the derivative instruments directly to earnings. See “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” and Note 10 in the “Notes to Condensed Consolidated Financial Statements,” included elsewhere in this report.

The Company formally documents hedging instruments and hedged items, and measures at each balance sheet date the effectiveness of its hedges. When it is determined that a derivative is not highly effective, the derivative expires, or is sold or terminated, or the derivative is discontinued because it is unlikely that a forecasted transaction will occur, the Company discontinues hedge accounting prospectively for that specific hedge instrument.

The Company does not engage in speculative transactions, nor does it hold derivative instruments for trading purposes.

Stock-based compensation

We adopted Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments (“FAS123(R)”) at the beginning of our first fiscal quarter of 2006. FAS123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS123(R) requires us to measure the cost of employee services received in exchange for an award of equity instruments (usually stock options) based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period).

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The Company measures the fair value of stock options using the Black-Scholes model using certain assumptions, including the expected life of the stock options, an expected forfeiture rate and the expected volatility of its common stock. The expected life of options is estimated based on options vesting periods, contractual lives and an analysis of the Company’s historical experience. The expected forfeiture rate is based on the Company’s historical experience. The Company uses a blended historical volatility to estimate expected volatility at the measurement date.

Quantitative and Qualitative Disclosures about Market Risk, page 35

3.	We note your disclosure indicating that the average settlement price used to calculate the fair value of the contracts outstanding was $1.09. Please disclose how this price relates to your disclosure about inventories in Note 3 on page F-12, stating that the value of the variable portion of your purchase commitments was calculated using an average “C” price of coffee of $1.15 per pound.

RESPONSE TO COMMENT 3

The Company enters into coffee futures contracts to hedge against price increases in a portion of its existing price-to-be-fixed coffee purchase commitments and anticipated green coffee purchases. At September 30, 2006, the Company held futures contracts to hedge outstanding price-to-be-fixed purchase commitments that were based on “December 2006 C” prices and “March 2007 C” prices. The average settlement price of $1.09 reflected in “Quantitative and Qualitative Disclosures about Market Risk” reflects the weighted average of “December 2006 C” -based outstanding futures and “March 2007 C” -based outstanding futures contracts held by the Company to hedge these commitments.

The average “C” price of $1.15 in Note 3 reflects the average “C” price of all of the Company’s outstanding price-to-be-fixed purchase commitments. These commitments extend through 2009.

Because the Company does not hedge the entire value of its outstanding price-to-be-fixed purchase commitments, the average “C” price of its outstanding futures contracts does not correspond with the average “C” price of its outstanding purchase commitments.

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Financial Statements

Statements of Cash Flows, page F-8

4.	We note that although you separately report restricted cash on your Balance Sheets to comply with Rule 5-02 of Regulation S-X, this element has been combined in the totals in your Statements of Cash Flows. Please modify your presentation so that the cash totals in both statements agree, as required under paragraph 7 of SFAS 95.

RESPONSE TO COMMENT 4

We agree that paragraph 7 of SFAS 95 states that, “The total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position as of those dates.” The Company has not previously separated the cash and cash equivalents from restricted cash and cash equivalents in its statements of cash flows because the amount of restricted cash has not been material. In future filings, the Company will modify its presentation so that the totals in both statements agree.

Note 6 – Merger with Keurig, Incorporated, page F-15

5.	We note that you included pro forma information for the 53 weeks ended September 30, 2006, pertaining to your June 15, 2006 acquisition of Keurig. SFAS 141 paragraph 54 also requires results of operations for the comparable prior period, as though the business combination had been completed at the beginning of that period if comparative financial statements are presented. Please revise accordingly.

RESPONSE TO COMMENT 5

Although the comparative September 24, 2005 pro forma financial statements related to the Keurig, Inc. merger were included in the Company’s Form 8-K/A filing dated August 29, 2006, these statements were unintentionally excluded from the Form 10-K. Because the Form 8-K/A is currently on file with the Commission and publicly available for review by the Company’s current and prospective shareholders, we propose to file the Keurig, Inc. comparative September 24, 2005 statements in our second quarter Form 10-Q filing.

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Note 8 – Goodwill resulting from the acquisition of Frontier Organic Coffee, page F-20

6.	We note your disclosure stating that the carrying value of your goodwill from the “acquisition of the assets” related to the coffee business of Frontier Natural products was approximately $1,446,000 at September 30, 2006 and September 24, 2005. Since you characterize the transaction as an acquisition of assets, rather than the acquisition of a business, it is unclear how you also determined to apply SFAS 141, applicable to business combinations, in recording goodwill. Please revise your disclosure to clarify. Also submit an analysis of the transaction, addressing the criteria set forth in Rule 11-01(d) of Regulation S-X.

RESPONSE TO COMMENT 6

In your comment you indicate that in Footnote 8 Green Mountain Coffee Roasters, Inc. (GMCR) characterized the Frontier transaction as an acquisition of assets, rather than the acquisition of a business, and it is unclear how we determined to apply SFAS 141 which is applicable to business combinations, in recording goodwill. In this transaction the Company actually acquired the coffee business of Frontier, Inc. although we characterized it as a purchase of assets in this footnote. The Company will clarify that this was the purchase of a business in future filings.

As to the criteria set forth in Rule 11-01(d) Item (1) of Regulation S-X, the nature of the revenue-producing activity (the manufacture and sale of organic coffee) of the business acquired did remain generally the same as before the transaction. As to Item (2) of Rule 11-01, the following attributes remained with the component purchased after the transaction: market distribution system, sales force, customer base, operating rights, production techniques and trade names.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.